Exhibit 99.1

Caesarstone Reports Second Quarter 2021 Financial Results

– Record Quarterly Revenue of $163.5 Million, Up 65.1% Over Prior Year –
– Net Income Attributable to Controlling Interest of $1.7 Million, or $0.05 Per Share –
– Adjusted Net Income of $7.2 Million, or $0.21 Per Share –
– Adjusted EBITDA of $18.8 Million, Up 187.9% Over Prior Year –
– Strong Net Cash Position(*) of $107.8 Million at Quarter End –
– Reiterates Outlook for 2021 Revenue and Adjusted EBITDA Growth –

MP MENASHE, Israel – August 4, 2021 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its second quarter ended June 30, 2021.

“I am very pleased with our ability to deliver record sales during the second quarter driven by strong performance across our business, as well as the positive contributions from our recent accretive acquisitions of Omicron and Lioli” commented Yuval Dagim, Caesarstone’s Chief Executive Officer. “This achievement is attributable to the focused execution of our Global Growth Acceleration Plan as we continue to leverage our world-class brand and innovative go-to-market initiatives to enhance customer experience and engagement. To that point, our new CS Connect platform represents a technological leap for our business, transforming the way we communicate with our customers and consumers, and we are highly encouraged by the initial feedback we have received. Looking to the second half of 2021, we have a strong balance sheet in place with ample capital to build on our success as we further execute our growth strategy to transform Caesarstone into a leading premium, multi-material countertop company.”

(*) Cash position is defined as cash and cash equivalents and short-term bank deposits and long and short-term investment in marketable securities less debt from financial institutions.

Second Quarter 2021 Results

Revenue in the second quarter of 2021 grew 65.1% to a record of $163.5 million compared to $99.0 million in the prior year quarter. On a constant currency basis, second quarter revenue was higher by 55.5% year-over-year. Sales growth was primarily driven by improved demand across the majority of our global footprint, as economies around the world continue to recover from the pandemic, in addition to the contribution of our recent acquisitions.

Gross margin in the second quarter improved to 28.0% compared to 20.4% in the prior year quarter. Adjusted gross margin in the second quarter was 28.1% compared to 20.5% in the prior year quarter. The year-over-year improvement in gross margin mainly reflects better regional and product mix, more favorable currency exchange rates, enhanced productivity in our factories, and growing demand since the beginning of the pandemic which were partly offset by lower sales prices and higher raw material and shipping inflation.

Operating expenses in the second quarter were $40.6 million, or 24.8% of revenue, compared to $23.1 million, or 23.3% of revenue in the prior year quarter. Excluding legal settlements and loss contingencies, operating expenses were 22.3% of revenue, compared to 21.6% in the prior year quarter, mainly due to higher marketing and selling expenses related to initiatives under the Company’s Global Growth Acceleration Plan.

Operating income grew to $5.2 million compared to operating loss of $2.9 million in the prior year quarter. The year-over-year growth mainly reflects higher gross profit.

Adjusted EBITDA, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies and for non-recurring items, more than doubled year-over-year to $18.8 million in the second quarter, representing a margin of 11.5%. This compares to adjusted EBITDA of $6.5 million, representing a margin of 6.6%, in the prior year quarter. The year-over-year margin improvement primarily reflects the higher gross margin.

Finance expense in the second quarter was $3.1 million compared to finance expense of $2.5 million in the prior year quarter. The difference was primarily a result of higher credit cards fees due to higher volume as well as interest related to bank loan.

Net Income attributable to controlling interest for the second quarter was $1.7 million compared to net loss of $5.9 million in the prior year quarter. Net income per share for the second quarter was $0.05 compared to net loss per share of $0.17 in the prior year quarter. Adjusted diluted net income per share for the second quarter was $0.21 on 34.6 million shares, compared to adjusted diluted net loss per share of $0.10 in the prior year quarter on 34.5 million shares.

Balance Sheet & Liquidity

As of June 30, 2021, the Company’s balance sheet remained strong, including cash, cash equivalents and short-term bank deposits and short and long-term marketable securities of $121.1 million and total debt to financial institutions of $13.3 million.

Dividend

The Company’s dividend policy provides for a quarterly cash dividend of up to 50% of reported net income on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors.  No dividend is paid if it would be less than $0.10 per share. Pursuant to the Company’s dividend policy, the Company does not intend to pay a dividend for the second quarter of 2021, based on its reported net income attributable to controlling interest for the period.

Outlook

The Company reiterates its expectation for 2021 revenue and Adjusted EBITDA to be higher year-over-year. The Company anticipates revenue to grow faster than EBITDA in 2021 mainly due to higher raw material and shipping costs, coupled with a return to more normalized levels of sales and marketing expenses and other investments to support growth initiatives. The Company’s outlook includes the investment costs associated with its Global Growth Acceleration Plan. The Company’s outlook also assumes that pandemic related business restrictions will continue to fade as the year progresses.

Webcast and Conference Call Details

The Company will host a live webcast and conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast of the call can be accessed at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible by dialing 1-877-407-4018 (domestic) or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Second Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 (domestic) or +1-412-317-6671 (international) and enter pass code 13721368. The replay will be available beginning at 11:30 a.m. ET on Wednesday, August 4, 2021 and will last through 11:59 p.m. ET on Wednesday, August 11, 2021.

About Caesarstone

Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered stone countertops, used in residential and commercial buildings. Our products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in diverse countertop applications, marked by inherent longevity. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the Caesarstone product collections are available: Classico, Supernatural, Metropolitan and Outdoor. For more information please visit our website: www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to Adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiative , integration of the company’s acquisitions and its projected outlook and results of operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, economic conditions in our key markets,  raw material shortages and prices, , fluctuations in home renovation and construction sectors; the company’s ability to compete with lower-priced products and other intense competitive pressures; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with exposure to silica dust; ability to efficiently manufacture products and managing required changes in production and supply chain in light of our recent acquisitions; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; unpredictability of seasonal fluctuations in revenues and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 646 277-1237

Caesarstone Ltd. and its subsidiaries
 Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	June 30, 2021	December 31, 2020
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$101,288	$114,248
Short-term available for sale marketable securities	13,246	8,112
Trade receivables, net	86,970	84,822
Other accounts receivable and prepaid expenses	39,609	26,481
Inventories	167,495	152,073

Total current assets	408,608	385,736

LONG-TERM ASSETS:

Severance pay fund	3,932	4,007
Long-term deposits	3,763	3,837
Deferred tax assets, net	9,034	8,359
Other long-term receivables	404	1,675
Operating lease right-of-use assets	119,829	123,928
Long-term available for sale marketable securities	6,596	10,926
Property, plant and equipment, net	218,562	222,883
Goodwill and intangible assets, net	57,743	59,570

Total long-term assets	419,863	435,185

Total assets	$828,471	$820,921

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$13,314	$13,122
Trade payables	73,844	55,063
Related parties and other loans	2,229	2,221
Short term legal settlements and loss contingencies	23,361	31,039
Accrued expenses and other liabilities	58,670	55,570

Total current liabilities	171,418	157,015

LONG-TERM LIABILITIES:

Long-term bank and other loans and financing liability of land from a related party	6,597	20,706
Legal settlements and loss contingencies long-term	25,770	21,910
Deferred tax liabilities, net	6,025	6,943
Long-term lease liabilities	107,978	112,719
Accrued severance pay	5,296	5,303
Long-term warranty provision	1,283	1,274

Total long-term liabilities	152,949	168,855

REDEEMABLE NON-CONTROLLING INTEREST	7,111	7,701

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	161,079	160,083
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive loss	1,306	1,083
Retained earnings	379,254	370,830

Total equity	496,993	487,350

Total liabilities and equity	$828,471	$820,921

Caesarstone Ltd. and its subsidiaries
 Condensed consolidated statements of income

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

Revenues	$163,462	$99,037	$309,494	$225,594
Cost of revenues	117,678	78,865	220,408	169,021

Gross profit	45,784	20,172	89,086	56,573

Operating expenses:
Research and development	1,114	763	2,219	1,543
Marketing and selling	23,594	11,435	41,870	30,064
General and administrative	11,794	9,241	24,937	21,108
Legal settlements and loss contingencies, net	4,109	1,637	4,849	4,475

Total operating expenses	40,611	23,076	73,875	57,190

Operating income (loss)	5,173	(2,904)	15,211	(617)
Finance expenses (income), net	3,095	2,507	(2,238)	1,638

Income (loss) before taxes	2,078	(5,411)	17,449	(2,255)
Taxes on income	598	471	2,127	949

Net income (loss)	$1,480	$(5,882)	$15,322	$(3,204)

Net loss attributable to non-controlling interest	225	-	573	-

Net income (loss) attributable to controlling interest	$1,705	$(5,882)	$15,895	$(3,204)
Basic net income (loss) per ordinary share (*)	$0.05	$(0.17)	$0.45	$(0.09)
Diluted net income (loss) per ordinary share (*)	$0.05	$(0.17)	$0.45	$(0.09)
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	34,451,071	34,412,369	34,449,483	34,406,107
Weighted average number of ordinary shares used in computing diluted income (loss) per ordinary share	34,539,958	34,412,369	34,525,127	34,406,107

(*) The numerator for the calculation of net income per share for the three and six months ended June 30, 2021 has been decreased by approximately $0.1 and $0.2 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Six months ended June 30,
U.S. dollars in thousands	2021	2020
	(Unaudited)
Cash flows from operating activities:

Net income (loss)	$15,322	$(3,204)
Adjustments required to reconcile net income(loss) to net cash provided by operating activities:
Depreciation and amortization	17,689	14,102
Share-based compensation expense	996	1,707
Accrued severance pay, net	72	7
Changes in deferred tax, net	(1,856)	(640)
Capital (gain) loss	(4)	22
Legal settlemnets and loss contingencies, net	4,849	4,475
Decrease (increase) in trade receivables	(2,307)	9,942
Decrease (increase) in other accounts receivable and prepaid expenses	(8,985)	3,172
Increase in inventories	(15,383)	(12,621)
Increase (decrease) in trade payables	19,049	(16,117)
Increase (decrease) in warranty provision	16	(98)
Changes in right of use assets	3,987	(1,347)
Changes in lease liabilities	(4,277)	1,554
Amortization of premium and accretion of discount on marketable securities, net	204	6
Changes in Accrued interest related to Marketable Securities	27	(8)
Increase (decrease) in accrued expenses and other liabilities including related parties	(6,311)	4,173

Net cash provided by operating activities	23,088	5,125

Cash flows from investing activities:

Repayment of assumed shareholders loan related to acquisition	(1,966)	-
Repayment of contingent consideration related to acquisition	(1,780)
Purchase of property, plant and equipment	(12,472)	(12,459)
Proceeds from sale of property, plant and equipment	5	6
Investment in marketable securities, net	(1,042)	(13,002)
Decrease (increase) in long term deposits	40	(711)

Net cash used in investing activities	(17,215)	(26,166)

Cash flows from financing activities:

Dividend paid	(7,234)	-
Changes in short-term bank credits and long-term loans	(10,983)	(459)
Repayment of a financing leaseback related to Bar-Lev transaction	(650)	(610)

Net cash used in financing activities	(18,867)	(1,069)

Effect of exchange rate differences on cash and cash equivalents	34	(198)

Decrease in cash and cash equivalents and short-term bank deposits	(12,960)	(22,308)
Cash and cash equivalents and short-term bank deposits at beginning of the period	114,248	139,372

Cash and cash equivalents and short-term bank deposits at end of the period	$101,288	$117,064

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(316)	(954)

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$45,784	$20,172	$89,086	$56,573
Share-based compensation expense (a)	37	122	142	253
Amortization of assets related to acquisitions	160	-	694	-
Adjusted Gross profit (Non-GAAP)	$45,981	$20,294	$89,922	$56,826

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$1,480	$(5,882)	$15,322	$(3,204)
Finance expenses (income), net	3,095	2,507	(2,238)	1,638
Taxes on income	598	471	2,127	949
Depreciation and amortization related to acquisitions	8,781	6,987	17,689	14,102
Legal settlements and loss contingencies, net (a)	4,109	1,637	4,849	4,475
Contingent consideration adjustment related to acquisition	284	-	284	-
Share-based compensation expense (b)	429	801	996	1,707

Adjusted EBITDA (Non-GAAP)	$18,776	$6,521	$39,029	$19,667

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Reconciliation of net income (loss) attributable to controlling interest to adjusted net income (loss) attributable to controlling interest:
Net income (loss) attributable to controlling interest	$1,705	$(5,882)	$15,895	$(3,204)
Legal settlements and loss contingencies, net (a)	4,109	1,637	4,849	4,475
Contingent consideration adjustment related to acquisition	284	-	284	-
Amortization of assets related to acquisitions, net of tax	561	-	1,387	-
Share-based compensation expense (b)	429	801	996	1,707
Non cash revaluation of lease liabilities (c)	889	1,256	(973)	(215)
Total adjustments	6,272	3,694	6,543	5,967
Less tax on non-tax adjustments (d)	770	1,310	797	2,116
Total adjustments after tax	5,502	2,384	5,746	3,851

Adjusted net income (loss) attributable to controlling interest (Non-GAAP)	$7,207	$(3,498)	$21,641	$647
Adjusted diluted EPS (e)	$0.21	$(0.10)	$0.63	$0.02

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(d)	Tax adjustments for the three and six months ended June 30, 2021 and 2020, based on the effective tax rates.
(e)
In calculating adjusted diluted (Non-GAAP) EPS for the three and six months ended June 30, 2021 and 2020, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

USA	$77,844	$41,726	$148,675	$101,781
Canada	21,946	14,435	39,725	32,993
Latin America	741	132	1,599	638
America's	100,531	56,293	189,999	135,412

Australia	31,597	23,534	58,769	45,888
Asia	7,370	1,732	15,147	4,563
APAC	38,967	25,266	73,916	50,451

EMEA	15,852	8,031	28,570	19,371

Israel	8,112	9,447	17,009	20,360

Total Revenues	$163,462	$99,037	$309,494	$225,594

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region - Supplemental data

	Three months ended
U.S. dollars in thousands	6/30/2021	3/31/2021	12/31/2020	9/30/2020	6/30/2020	3/31/2020	12/31/2019	9/30/2019	6/30/2019
	(Unaudited)

USA	$77,844	$70,831	$53,618	$52,097	$41,726	$60,055	$64,659	$64,805	$64,590
Canada	21,946	17,779	20,325	19,174	14,435	18,558	20,575	21,881	23,341
Latin America	741	858	1,387	124	132	506	735	1,434	1,351
America's	100,531	89,468	75,330	71,395	56,293	79,119	85,969	88,120	89,282

Australia	31,597	27,172	29,953	27,746	23,534	22,354	26,000	28,642	28,294
Asia	7,370	7,777	7,122	2,881	1,732	2,831	3,932	3,675	3,311
APAC	38,967	34,949	37,075	30,627	25,266	25,185	29,932	32,317	31,605

EMEA	15,852	12,718	14,408	11,422	8,031	11,340	9,464	11,719	11,418

Israel	8,112	8,897	10,083	10,478	9,447	10,913	8,502	10,683	8,766

Total Revenues	$163,462	$146,032	$136,896	$123,922	$99,037	$126,557	$133,867	$142,839	$141,071

	YoY % change					YoY % change CCB
	6/30/2021	3/31/2021	12/31/2020	9/30/2020	6/30/2020	6/30/2021	3/31/2021	12/31/2020	9/30/2020	6/30/2020
	(Unaudited)					(Unaudited)

USA	86.6%	17.9%	(17.1)%	(19.6)%	(35.4)%	86.6%	17.9%	(17.1)%	(19.6)%	(35.4)%
Canada	52.0%	(4.2)%	(1.2)%	(12.4)%	(38.2)%	35.1%	(9.6)%	(2.4)%	(11.7)%	(36.0)%
Latin America	461.4%	69.6%	88.8%	(91.4)%	(90.2)%	460.5%	69.8%	88.7%	(91.3)%	(90.2)%
America's	78.6%	13.1%	(12.4)%	(19.0)%	(36.9)%	74.2%	11.8%	(12.7)%	(18.8)%	(36.4)%

Australia	34.3%	21.6%	15.2%	(3.1)%	(16.8)%	14.6%	2.8%	7.9%	(7.1)%	(11.5)%
Asia	325.5%	174.7%	81.1%	(21.6)%	(47.7)%	312.8%	169.5%	80.7%	(21.2)%	(45.9)%
APAC	54.2%	38.8%	23.9%	(5.2)%	(20.1)%	35.1%	21.5%	17.5%	(8.7)%	(15.1)%

EMEA	97.4%	12.2%	52.2%	(2.5)%	(29.7)%	77.6%	3.3%	45.8%	(5.9)%	(26.9)%

Israel	(14.1)%	(18.5)%	18.6%	(1.9)%	7.8%	(20.5)%	(24.6)%	9.4%	(4.5)%	4.5%

Total Revenues	65.1%	15.4%	2.3%	(13.2)%	(29.8)%	55.5%	9.8%	(0.4)%	(14.4)%	(28.3)%

(*) Change in revenues at constant currency is calculated so that revenues can be viewed without the impact of fluctuations s in foreign currency exchange rates, thereby facilitating period-to-period comparisons of business performance. Change in revenues adjusted for currency are calculated by translating current period activity in local currency using the comparable prior-year period’s currency conversion rate. Exchange rates used, are the representative exchange rate published by the Bank of Israel for the relevant periods.